[redacted]

10027949

OMMISSION
49

Securities and Exchange Commission
RECEIVED
MAR 0 1 2010
Branch of Registrations and Examinations

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16402

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 AND ENDING December 31, 2009
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pruco Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

751 Broad Street
(No. and Street)

Newark, NJ 07102-3777
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Margaret Horn 973-802-5484
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue, New York, NY 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Margaret Horn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pruco Securities, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed before me this 24 day of Feb, 2010

Kathleen M. Viso
Notary Public

KATHLEEN M. VISO
ID # 2365627
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 10/18/2012

Margaret Horn
Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- X (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pruco Securities, LLC
Statement of Financial Condition
December 31, 2009

SEC. I.D. No. 8-16402
This report is deemed PUBLIC in accordance with Rule 17a-5(e) (3) under the Securities Exchange Act of 1934.

Pruco Securities, LLC
Index
December 31, 2009

	Page(s)
Report of Independent Auditors	1
Financial Statement	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3–6

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Managers and Member of
Pruco Securities, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Pruco Securities, LLC (the "Company") at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in Note 4 to the statement of financial condition, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 24, 2010

Pruco Securities, LLC
Statement of Financial Condition
December 31, 2009

(dollars in thousands)

Assets		
Cash and cash equivalents	$	9,591
Cash segregated		1
Receivables from brokers and dealers		3,267
Due from affiliates		9,210
Prepaid expenses and other assets		1,399
Total assets	$	23,468
Liabilities and Member's Equity		
Liabilities		
Due to affiliates	$	14,918
Current federal income taxes payable to Parent		907
Accounts payable, accrued expenses and other liabilities		674
Total liabilities		16,499
Commitments and contingent liabilities (Note 6)		
Member's equity		
Contributed capital		1,500
Undistributed earnings		5,469
Total member's equity		6,969
Total liabilities and member's equity	$	23,468

The accompanying notes are an integral part of these financial statements.

(dollars in thousands)

1. Organization and Nature of Business

Pruco Securities, LLC (the "Company"), with its principal offices in Newark, New Jersey, is a wholly-owned subsidiary of The Prudential Insurance Company of America ("PICA" or the "Parent"), a New Jersey corporation, which is a subsidiary of Prudential Financial, Inc. ("Prudential"), a New Jersey corporation. The Company acts as a general securities broker and offers to its customers various investment products including mutual funds, equity and fixed income securities, 529 education savings plans, variable life insurance and variable annuity contracts. The Company introduces and clears its general securities trading activity on a fully disclosed basis through First Clearing, LLC ("First Clearing"). The Company is also registered with the SEC as an investment advisor and conducts such business under the name Prudential Financial Planning Services ("PFPS"). PFPS investment advisory representatives may offer managed money programs and/or provide financial planning services to clients.

During 2003, Prudential completed the combination of its retail securities brokerage and clearing operations with Wachovia Corporation to form a joint venture, Wachovia Securities. The joint venture conducted its clearing operations through First Clearing, an affiliate of Wachovia Securities. On December 31, 2008, Wachovia merged with and into Wells Fargo & Company ("Wells Fargo"), which succeeded to Wachovia's rights and obligations under the joint venture arrangements. On December 31, 2009, Prudential completed the sale of its minority joint venture interest in Wachovia Securities, which includes Wells Fargo Advisors, to Wells Fargo.

As more fully described in Note 4, the Company has various agreements with Prudential companies relating to reimbursement of expenses, including services of officers, the use of telecommunications, office space, systems and equipment. The Company also has an agreement with First Clearing for clearing and settlement services and custodial services. The accompanying Statement of Financial Condition may not be indicative of the financial condition if the Company had been operated as an unaffiliated entity.

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Prudential issues stock-based compensation to certain employees including stock options, restricted stock, restricted stock units and performance shares. Employee stock awards made on or after January 1, 2003 and before January 1, 2006 are accounted for in accordance with the fair value recognition provisions of ASC 718, "Compensation – Stock Compensation", as amended.

The Company's cash and cash equivalents consist of funds on deposit in a corporate account at a commercial bank and shares of a money market mutual fund sponsored by a Prudential company. Money market mutual funds are stated at cost, which approximates market value. The Company also maintains a special reserve account at a commercial bank for the benefit of its customers. Cash of $1 has been segregated in this account in accordance with an NASD Notice to Members relating to mutual fund breakpoint overcharges.

(dollars in thousands)

3. Income Taxes

In accordance with federal and applicable state tax law, the Company is treated as a branch of its single member owner, PICA. PICA is included in the consolidated federal income tax return of Prudential. Subsequent to the conversion to a limited liability company on January 1, 2004, the Company is generally not subject to state income taxes because the Company's single-member parent is an insurance company that generally pays state premium tax in lieu of state income tax.

Pursuant to the Prudential tax allocation agreement, Federal income tax expense or benefit is determined on a separate company basis. Members with losses record current tax benefits to the extent such losses are recognized in the consolidated Federal tax provisions. Deferred taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes.

The Company has no deferred tax assets at December 31, 2009.

On January 1, 2007, the Company adopted the revised authoritative guidance for Income Tax Uncertainties which prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on a tax return. The Company does not have any unrecognized tax benefits at December 31, 2009.

In December 2006, the Internal Revenue Service ("Service") completed all fieldwork with respect to its examination of the consolidated Federal income tax returns for tax years 2002-2003. The final report was initially submitted to the Joint Committee on Taxation for their review in April 2007. The final report was resubmitted in March 2008 and again in April 2008. The Joint Committee returned the report to the Service for additional review and Prudential responded to the Service's request for additional information. The Service proposed an adjustment which was submitted to the Joint Committee in October 2008. Prudential was advised on January 2, 2009 that the Joint Committee completed its consideration of the report and has taken no exception to the conclusions reached by the Service. Accordingly, the final report was processed and a refund was received by Prudential in February 2009. These activities had no impact on the Company's results.

In January 2007, the Service began an examination of the consolidated U.S. Federal income tax years 2004 through 2006. For the consolidated U.S. Federal income tax years 2007, 2008, and 2009 Prudential participated in the IRS's Compliance Assurance Program (the "CAP"). Under CAP, the IRS assigns an examination team to review completed transactions contemporaneously during these tax years in order to reach agreement with Prudential on how they should be reported in the tax return. If disagreements arise, accelerated resolutions programs are available to resolve the disagreements in a timely manner before the tax return is filed. It is management's expectation this new program will shorten the time period between Prudential's filing of its Federal income tax return and the IRS's completion of its examination of the return.

(dollars in thousands)

4. Related Party Transactions

The Company has an arrangement with a Prudential company, Prudential Investment Management Services LLC ("PIMS"), whereby the Company receives income from the sale of mutual fund products distributed by PIMS. The Company receives a concession generally ranging from .25% to 5.00% based on the specific mutual fund being sold. Trail and service commissions range from .1% to 1.00% based upon the average daily asset balance in the mutual funds.

The Company has arrangements with Prudential companies whereby the Company receives commission income from the sale of variable life insurance and variable annuity contracts issued by Prudential companies.

The Company receives various services from Prudential companies which include services of officers, the use of telecommunications, office space, systems and equipment, custodial services, programmer and analyst services and mail operation services.

Pursuant to the terms of the clearing agreement between the Company and First Clearing, First Clearing is required to pay to the Company commissions and other amounts due from introduced customer accounts, after deduction for all clearing and other charges, costs and expenses due to First Clearing.

At December 31, 2009, $3,266 of the Receivables from brokers and dealers, $9,210, of the Due from affiliates and $14,918 of the Due to affiliates balances reported in the Statement of Financial Condition are primarily a result of the activities described above.

Cash and cash equivalents of $9,591 includes $9,559 which represents 9,559,283 shares of a Prudential money market mutual fund distributed by PIMS.

5. Concentrations of Credit Risk

As discussed in Note 1, the Company clears its securities transactions through First Clearing on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and First Clearing, First Clearing has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2009, the Company has recorded no liability with regard to the right. During 2009, the Company did not pay any amounts related to these guarantees. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

6. Commitments and Contingent Liabilities

The Company is subject to legal and regulatory actions in the ordinary course of its business. Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation and regulatory matters should not have any material adverse effect on the Company's Statement of Financial Condition.

(dollars in thousands)

7. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $3,063, which was $1,965 in excess of its required net capital of $1,098. The Company's ratio of aggregate indebtedness to net capital was 5.38 to 1.

The Company is exempt from Rule 15c3-3 since it does not hold customer funds or safekeep customer securities. Pruco Securities, LLC introduces its customers' accounts and acts as a finder agent in the sale of general securities and mutual funds while operating under the exemption provided by Section (k)(2)(ii) of Rule 15c3-3.

8. Subsequent Events

The Company has evaluated and determined that no events or transactions occurred after December 31, 2009 that would require recognition or disclosure in the Statement of Financial Condition through February 24, 2010, which is the issuance date of this statement.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Managers and
The Members of Pruco Securities, LLC:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of Prudential Securities LLC (Pruco) for the period from April 1, 2009 through December 31, 2009, which were agreed to by Prudential Securities LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Prudential Securities LLC's compliance with the applicable instructions of Form SIPC-7T during the year ended December 31, 2009. Management is responsible for Prudential Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T with the respective cash disbursement records entries, as follows:

   2B: Three separate payments of $150, $10,330 and $1,588 summing to $12,068 were paid by Prudential Insurance Company of America (PICA) on behalf of Pruco. PICA is the parent Company of Pruco which made operational disbursements on behalf of PRUCO. Payments made to the Securities Investor Protection Corporation in the amounts of $150, $10,330 and $1,588 were agreed to the payment vouchers dated February 20, 2009, July 31, 2009 and August 20, 2009, respectively, and were provided by Jessica Yeon Park, Pruco Securities, LLC)

   2F: Payment was made by Prudential Insurance Company of America (PICA) on behalf of Pruco. PICA is the parent Company of Pruco which made operational disbursements on behalf of PRUCO. Payment made to the Securities Investor Protection Corporation in the amount of $32,633 was agreed to the payment voucher dated February 25, 2010 and was provided by Jessica Yeon Park, Pruco Securities, LLC)

2. Compared the Total Revenue amount of $236,255,694 reported on the audited financial statement for the year ended December 31, 2009, with the Total Revenue amount of $181,182,315 reported on page 2, item 2a of Form SIPC-7T for the year ended December 31, 2009 after subtracting the revenues of $55,073,379 reported on PBS's Focus report for the period from January 1, 2009 to March, 2009 noting no difference. (the SIPC assessment covers the period from April 1, 2009 to December 31, 2009)

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:

    a. Compared deductions on line 2c (1), Revenue from distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products, of $159,466,903 to the sum of Gross concession income, Trail and Service Income and total Variable Life and Annuity Revenues amounting to $8,354,565, $12,376,989, and $138,692,895 respectively included in the general ledger for the period covering April 1, 2009 to December 31, 2009 noting no differences.

    b. Compared deductions on line 2c (3), Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, of $3,512,596 to the amount paid for Trading Clearing Fees Expense included in the general ledger for the period covering April 1, 2009 to December 31, 2009 noting no differences

    c. Compared deductions on line 2c (5), Net gain from securities in investment accounts, of $32,769 to the Investment Income for Cash Equivalent included in the general ledger for the period covering April 1, 2009 to December 31, 2009 noting no differences

    d. Compared deductions on line 2c (6), 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date, of $289,794 to the CD's income included in the general ledger for the period covering April 1, 2009 to December 31, 2009 noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $17,880,252 and $44,701 respectively of the Form SIPC-7T noting no differences

    b. Recalculated the mathematical accuracy of the deduction, revenue from distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products, listed on page 2, line 2c (1) of $159,466,903 (as described in 3a above) noting no differences. (The recalculation was performed by taking sum of the related year-to-date general ledger accounts balances and subtracting the first three month totals of 2009. (General ledger report was provided by Maisha Boyd, Pruco Securities, LLC.)

    c. Recalculated the mathematical accuracy of the deduction, Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, listed on page 2, line 2c (3) of $3,512,596 (as listed above in 3b) noting no differences. The recalculation was performed by taking the related year-to-date

general ledger accounts balances and subtracting the first three months total of 2009. (General ledger report was provided by Maisha Boyd, Pruco Securities, LLC.)

d. Recalculated the mathematical accuracy of the deductions, net gain from securities in investment accounts, listed on page 2, line 2c (5) of $32,769 (listed above in 3c) noting no differences. The recalculation was performed by taking the related year-to-date general ledger accounts balances and subtracting the first three months total of 2009. (General ledger report was provided by Maisha Boyd, Pruco Securities, LLC.)

e. Recalculated the mathematical accuracy of the deductions, 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date, listed on page 2, line 2d (6) of $289,794 (listed above in 3d) noting no differences. The recalculation was performed by taking the related year-to-date general ledger accounts balances and subtracting the first three months total of 2009. (General ledger report was provided by Maisha Boyd, Pruco Securities, LLC.)

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Pruco Securities, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2010

SIPC-7T

(29-REV 12 09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800 Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12 09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

016402 FINRA DEC
PRUCO SECURITIES LLC 10*10
ATTN: YOLANDA DOGANAY
213 WASHINGTON ST 7TH FL
NEWARK NJ 07102-2917

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 44,701

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (12,068)

2/20/09, 7/31/09, 8/20/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 32,633

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 32,633

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 32,633

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Pruco Securities, LLC
(Name of Corporation, Partnership or other organization)

Margaret Horn
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 25 day of Feb., 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12 Part IIA Line 9. Code 4030) — $181,182,315

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — 181,182,315

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 159,466,903

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 3,512,596

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — 32,769

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — 289,794

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ — ______

(9) (i) Total interest and dividend expense (FOCUS Line 22 PART IIA Line 13. Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5. Code 3960). $______

Enter the greater of line (i) or (ii) — ______

Total deductions — 163,302,063

2d. SIPC Net Operating Revenues — $17,880,252

2e. General Assessment @ .0025 — $44,701

(to page 1 but not less than $150 minimum)